Confidential. This presentation is provided for the recipient only and cannot be reproduced or shared without Health Management Associates, Inc.’s expressed consent
© 2013 Health Management Associates, Inc.
Creating Shareholder Value
Filed by Health Management Associates, Inc.
(Commission File No. 001-11141)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Health Management Associates, Inc. (Commission File No. 001-11141)

© 2013 Health Management Associates, Inc. Confidential.

Important Information and Where to Find It
Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”)
and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY
BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER.
Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to
CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay
Boulevard, Naples, Florida 34108, Attention: Investor Relations.
CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by
Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended.

© 2013 Health Management Associates, Inc. Confidential.

Forward-Looking Statements
Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.
These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts.  Such statements are based on the views and assumptions of the management of HMA and are subject to significant risks and uncertainties.  Actual future events or results may differ materially from these statements.  Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions.  Additional risks and factors that may affect results are set forth in HMA’s filings with the Securities and Exchange Commission, including
HMA’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.
The forward-looking statements speak only as of the date of this communication. HMA undertakes no obligation to update these statements.

© 2013 Health Management Associates, Inc. Confidential.

»
Health Management has long-term record of consistent growth, solid business results, and value creation for shareholders
»
Management has put in place several key initiatives to address ongoing operational challenges and position the Company for future success
»
These initiatives will take time, however, and many challenges and uncertainties remain with respect to the operational and regulatory environment
»
The CHS transaction delivers value to Health Management shareholders today and is the result of a strategic review process that was commenced by the Board in
December 2012
The Health Management Board has concluded its review of
strategic alternatives and unanimously supports the CHS
transaction
Overview
Health Management has achieved consistent growth and solid business results despite a challenging and evolving healthcare environment

© 2013 Health Management Associates, Inc. Confidential.

Kent P. Dauten – Managing Director, Keystone Capital
Investor with transactional, capital markets and financial experience
Pascal J. Goldschmidt, MD – Senior VP for Medical Affairs and Dean of the University of Miami School of
Medicine
Distinguished physician who serves as head of a major healthcare system and a premier medical school
Donald E. Kiernan – Former Chief Financial Officer, SBC Communications
Long-time senior-level financial and accounting executive with diverse expertise
Robert A. Knox – Senior Managing Director, Cornerstone Equity Investors
Investor with extensive business leadership and investment/financial experience
Vicki A. O’Meara – Executive Vice President and President of Services & Solutions, Pitney Bowes
Business leader and attorney, experienced as corporate general counsel and in senior government positions
William J. Schoen – Chairman of the Board of Directors, Health Management Associates
One of Health Management’s founders and a former CEO with extensive experience in healthcare and the industrial sector
William C. Steere Jr. – Chairman Emeritus, Pfizer
Former chairman and CEO of one of the healthcare industry’s leading companies
Randolph W. Westerfield, Ph.D. – Dean Emeritus, Professor at the University of Southern
California Marshall School  of Business
Distinguished long-time dean and faculty member at prestigious business schools
Board of Directors with History of Value Creation
Health Management’s Board is comprised of individuals who combine relevant business and healthcare experience, with exceptional judgment, to create long-term value

© 2013 Health Management Associates, Inc. Confidential.

Board of Directors with History of Value Creation
Board has consistently evaluated Health Management’s strategy and positioning in an effort to deliver value creation initiatives
• Dividends of $2.6 billion, including $2.4 billion in 2007
• Share repurchases of ~$500 million
• Accretive acquisitions
• Strategic Partnerships
Since 1999

© 2013 Health Management Associates, Inc. Confidential.

December 2012 Strategic Review
Macro Trends Facing Hospitals
Reform Related Uncertainty
»
»
Benefits of Scale / Consolidation
Utilization / Care Delivery Changes
»
»
Pricing / Reimbursement Pressure
»
»
»
Shifting Models of Medical Risk
»
»
»
»
Greater diversification across markets and patient types
»
Larger pool of operations from which to share and leverage best practices
»
Leverage IT spending, data and analytics capabilities and care management capabilities
»
Leverage synergistic regional infrastructure, corporate overhead and certain economies of scale
»
Focus on core competencies and competitive advantages to increase operating efficiency
»
Share care management capabilities and best practices
»
Greater diversification across markets and patient types
»
Consumerization – growth of individual market and high deductible plans
• Scale is critical to compete effectively in evolving healthcare delivery marketplace:
» Realize maximum efficiencies in operations to operate at low cost of service
» Increased capital, sophistication and capabilities to provide better quality patient care
Exchange implementation, pricing, execution
Consumer uptake and market response to ACA implementation
Shift to outpatient, post-acute
All stakeholders enhanced focus on wellness, prevention and
coordination of care
Increased use of narrow network products
Coverage shifts to Medicare
Medicare and Medicaid reimbursement pressures per ACA and
other legislation
Shifting risk from payors and employers to patients and providers
Changing product and benefit design by government and
commercial payors
Provider market is proactively adjusting

© 2013 Health Management Associates, Inc. Confidential.

Quarterly Income Summary
$MM 6-30-2013 6-30-2012
Net Revenue $1,464 $1,472
Adjusted EBITDA $192 $233
Adjusted EBITDA Margin 13.1% 15.8%
Same Hospital Adjusted EBITDA $248 $287
Same Hospital Adjusted EBITDA Margin 17.7% 19.5%
Earnings Per Share (EPS):
• Continued Operations $0.05 $0.16
Number Shares Outstanding - Diluted 263 256
• Revised full-year fiscal 2013 guidance of $850MM-$900MM of Adjusted
EBITDA

© 2013 Health Management Associates, Inc. Confidential.

Summary Deal Terms
1 Based on CHS stock price of $47.23 as of 7/29/13
2 Excludes CVR
• Per Share Consideration
»
$10.50 cash
»
0.06942 CHS shares
»
Contingent Value Right (CVR) nominal value of $1.00
• Total per share consideration of $13.78 plus CVR
• ~76% cash / 24% stock consideration
• HMA shareholders own ~16% of pro forma CHS
• Requires 70% approval by HMA shareholders
1
2

© 2013 Health Management Associates, Inc. Confidential.

CVR Overview
• Nominal value of $1.00
• Nominal value adjusted based on
cost of resolution of certain existing
litigation (Litigation Losses)
• Adjustments:
»
CHS responsible for first $18MM of
Litigation Losses (Deductible)
»
Nominal value reduced by 90% of
Litigation Losses above Deductible
»
Value of CVR cannot be reduced below
$0
• Payment, if any, upon resolution of
all Litigation Losses
• CVR is expected to be publicly
traded
Nominal Value (per share) $1.00 $1.00
Shares Outstanding 268 268
Aggregate Nominal Value $268 $268
Illustrative Litigation Losses $100 $400
Less: Deductible ($18) ($18)
Litigation Losses Shared $82 $382
% Attributable to HMA 90% 90%
HMA Litigation Losses $74 $344
Aggregate Nominal Value $268 $268
Less: HMA Litigation Losses ($74) ($344)
Adj. Aggregate Nominal Value $194 $0
CVR Payment per Share $0.72 $0.00
Illustrative Example ($MM)

© 2013 Health Management Associates, Inc. Confidential.

• Consistent with Board’s objective to maximize stockholder value and achieve scale in an uncertain operating environment
• Decision based on a thorough review of all available options
• From a timing perspective, transaction supported by:
»
Strong recent HMA stock price performance
»
Strong sector fundamentals
• Attractive valuation metrics
• Opportunity to participate in future value creation
HMA Board of Directors Unanimously Supports
the CHS Transaction

© 2013 Health Management Associates, Inc. Confidential.

• Commenced in December 2012
• Reviewed all available options, including remaining independent and potential transactions with other strategic parties
• Executed Non-Disclosure Agreements and shared non-public
information with 3 strategic parties, including CHS
• Publicly announced review of strategic alternatives June 12, 2013
• No other parties submitted a final offer
Strategic Review Process

15
12
9
6
3
0
100
80
60
40
20
0
May-12
Aug-12
Oct-12
Dec-12
Mar-13
May-13
Volum e
Price

Health Management Associates

© 2013 Health Management Associates, Inc. Confidential.

HMA Shares Up ~65% in Last Year
SOURCE: Capital IQ
1 Relative to $13.78 per share offer price, excluding CVR
2 Volume weighted average price per Capital IQ; up to May 24, 2013
May 24, 2012 – May 24, 2013
HMA Stock Price Performance
($) Volume (MM)
$11.04
+67%
In the last five
years, HMA shares
have never closed
above $13.78
$13.78
¹
Implied Premia
$ %
May 24, 2013 11.04 25
1-Year VWAP 8.85 56
5-Year VWAP 7.45 85
5-Year High 13.24 4
5-Year Low 0.95 1,351
2
2
2
1
2

© 2013 Health Management Associates, Inc. Confidential.

3-Year Historical Valuations
¹
Sector Multiples Have Recovered to Peak Levels
AV / NTM EBITDA
2
7.3x
SOURCE: Capital IQ
1 Market data as of July 29, 2013
2 Peer index includes CYH, HCA, HMA, LPNT, THC, UHS and VHS; HCA began trading publicly on March 10, 2011; VHS
began trading publicly on June 22, 2011 and has been included  up   to June 21, 2013 (one day prior to THC’s
announcement of its acquisition of VHS); HMA has been included up to May 24, 2013; index represents the average of peer group multiples
3 Based on midpoint of 2013E guidance of $875MM
8.3x
Summary Statistics
3-Year Average 6.3x
3-Year High 7.4x
3-Year Low 5.5x
2013E Transaction
Multiple
4.0x
5.0x
6.0x
7.0x
8.0x
9.0x
Jul-10 Dec-10 Jun-11 Nov-11 Apr-12 Sep-12 Feb-13 Jul-13
2013E Transaction Multiple Peers
3

© 2013 Health Management Associates, Inc. Confidential.

• 25% premium to unaffected price
• ~65% premium to estimated unaffected price reflecting revised 2013 guidance
• ~60% - 125% credit for capitalized value of publicly announced synergies
• Premium to most recent hospital industry transaction
8.3x last twelve months EBITDA versus 7.9x in Tenet / Vanguard transaction
• Up to $1.00 of additional cash consideration from CVR depending on outcome of certain litigation
Attractive Valuation Metrics
1 HMA share price of $11.04 as of May 24, 2013; based on offer price of $13.78, excluding CVR
2 Applies HMA 2013E EBITDA multiple of 6.6x as of May 24, 2013 to midpoint of 2013E guidance of $875MM.
Results in theoretical unaffected price of $8.23; based on offer price of $13.78, excluding CVR
3 $735MM and $1,489MM dollar value premiums (excluding CVR) to $11.04 and $8.23, respectively, divided by
$150-180MM synergies capitalized at CHS 2013E EBITDA multiple of 7.2x, as of July 29, 2013
1
2
3

© 2013 Health Management Associates, Inc. Confidential.

• Increased scale
• Complementary geographic fit
• Strong market presence and diversification
• Network opportunities
• Synergies
• Attractive financial profile
• History of successfully integrating acquisitions
Pro Forma CHS
HMA Shareholders will Hold ~16% of Pro Forma CHS

© 2013 Health Management Associates, Inc. Confidential.

The Health Management Board has a Forward-
looking Plan for Success
• Health Management continues to be led by dynamic, experienced and accomplished executives at all levels of the organization
»
The Board announced the appointment of John M. Starcher Jr. as Interim President and Chief
Executive Officer, effective August 1, 2013. Mr. Starcher currently serves as Health
Management's Eastern Group President
• Under John’s leadership, Health Management will continue to execute its strategic plan:
»
Center-led capabilities: Improving home office capability to take advantage of scale and improve overall efficiencies and performance
»
Differentiated product/service offerings: Developing products and services that align us with payors and providers to improve our competitive advantage
»
Superior Clinical Care: Working closely with our physicians and clinicians to develop our clinical operations to improve efficiencies and further advance quality of care
»
Market Based Competition: Creating margin growth by developing next generation services/capabilities that offer direct value to payors and patients
»
Non-Core or Inorganic Growth: Creating and sustaining competitive advantage through vertical integration to increase service offerings and broaden clinical capabilities
• Health Management will also continue to take the steps necessary to complete our combination with
CHS

© 2013 Health Management Associates, Inc. Confidential. 18 Appendix

© 2013 Health Management Associates, Inc. Confidential.

• All directors independent (except CEO)
• Separate chairman and CEO, and lead director
• Annual election of all directors; No staggered Board - promoting consistency and longevity; protecting shareholders
• Shareholders have right to call special meetings, act by written consent
• ISS supported management’s “Say on Pay” resolution, provided strongest support rating of “Low Concern” with respect to pay-for-performance and compensation risk
Health Management’s Corporate Governance Reflects
Best Practices that Promote Shareholder Interests
“A vote FOR this proposal is
warranted, as no significant
concerns were found in reviewing the
company’s executive compensation
practices at this time”
ISS 2013 Health Management Proxy
Ratifying Named Officers’
Compensation
• Health Management given a QuickScore
Governance Rating of 1 by
ISS,
reflecting
lowest risk ratings on scale from 1 to 10.
Also earned Compensation Pillar
QuickScore of
1,
lowest risk rating
• CEO pay was 0.88x median compensation,
per ISS peer group analysis

© 2013 Health Management Associates, Inc. Confidential.

The Health Management Board
William J. Schoen, Chairman
Mr. Schoen has more than 25 years of experience as Health Management’s President, Chief Executive
Officer and Chairman. This experience provides Mr. Schoen a deep and unique understanding of Health
Management and the health care industry. Additionally, Mr. Schoen has broad business experience, having served as chief executive officer or chairman with companies in the consumer products and banking industries and utilizes this broad experience in reviewing and advising Health Management with respect to its business plans, budgets, business strategies, commercial and investment banking relationships, and potential capital markets transactions.
Kent P. Dauten, Audit Committee Chair
Mr. Dauten has over 30 years of experience in the venture capital, private equity and investment advisory fields. Mr. Dauten has served on Health Management’s board of directors for approximately 30 years, which affords him valuable insight and perspective on its operations. Mr. Dauten has extensive experience leading organizations, dealing with capital market transactions and acquisition matters and is experienced in overall financial risk identification, assessment and management.
Pascal J. Goldschmidt, M.D.
Dr. Goldschmidt has extensive experience in the health care industry, including experience as the chief executive officer of a health care and hospital system and dean of a premier medical school and managing physicians and other health care professionals. At a time of substantial and rapid change, Dr.
Goldschmidt brings a comprehensive and deep understanding of the challenges and opportunities in the industry to Health Management’s board of directors.

© 2013 Health Management Associates, Inc. Confidential.

The Health Management Board, Continued
Donald E. Kiernan, Corporate Governance and Nominating Committee Chair
Mr. Kiernan has 20 years of experience as a Certified Public Accountant in private practice, including management positions with an international public accounting firm, and served in senior leadership capacities, including Treasurer and Chief Financial Officer, for more than a decade with a Fortune 50 company. He brings particular expertise in financial management, accounting, information technology and corporate governance to Health Management’s board of directors. Mr. Kiernan has also been a director of eight public companies over the past 20 years, with service on audit, finance, compensation and governance committees, giving him important experience and perspective that is valuable to Health Management’s board of directors.
Robert A. Knox, Lead Director, Compensation Committee Chair
Mr. Knox has significant senior leadership experience and expertise in the investment and financial services industries. Mr. Knox has broad experience leading significant organizations and has more than
25 years of experience on Health Management’s board of directors, as well as extensive leadership positions on other boards. This broad experience provides him with critical insight and perspective on
Health Management’s operations.
Vicki A. O’Meara
Ms. O’Meara has substantial legal, operational and governmental experience, as well as expertise in corporate governance and strategic planning. Ms. O’Meara’s operational experience includes responsibility for both the profitability of a large operating division and the human resources function of a large public company. Her experience in senior governmental leadership positions provides her with a perspective on legislative process and issues that is valuable to Health Management’s board of directors given the central role of health care reform in national politics.

© 2013 Health Management Associates, Inc. Confidential.

The Health Management Board, Continued
William C. Steere, Jr.
As former Chairman and Chief Executive Officer of Pfizer Inc., a Fortune 50 company, Mr. Steere is widely regarded as one of the most distinguished leaders of the pharmaceutical industry, bringing substantial expertise leading a large public company, as well as deep and comprehensive knowledge of, and experience with, the pharmaceutical industry, to Health Management’s board of directors. In addition, from his board positions with medical institutions such as the New York University Medical
Center and Memorial Sloan-Kettering Cancer Center, Mr. Steere has in-depth knowledge of the health care industry.
Randolph W. Westerfield, Ph.D.
Dr. Westerfield has extensive financial expertise and broad experience leading organizations, having served in senior leadership capacities and on the finance faculties of two of the country’s leading business schools for more than 40 years. Dr. Westerfield’s previous service as a member of the audit committee of a registered investment company and as a member of the audit committee and the chair of the compensation committee of another public company gives him important experience and perspective that is valuable to Health Management’s board of directors.